
02035043

P.E 5.6.02

33-18054


SEC MAIL PROCESSING
RECEIVED
MAY 08 2002
WASH. D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 6, 2002

LVMH MOËT HENNESSY LOUIS VUITTON
(Translation of registrant's name into English)

30, avenue Hoche 75008 Paris, France
(Address of principal executive office)

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2: 82-_____.)

INDEX

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 957 503,50 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

I - CHIFFRE D'AFFAIRES TRIMESTRIEL DE LA SOCIETE HOLDING

(en millions d'euros)

	2002	**2001**
Dividendes		
1er trimestre	0	0
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	0	0
Produits des activités annexes		
1er trimestre	20	14
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	20	14
Total		
1er trimestre	20	14
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	20	14

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 957 503,50 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417   APE 741 J   TVA FR 81 775 670 417

II - CHIFFRE D'AFFAIRES CONSOLIDE TRIMESTRIEL DU GROUPE

(en millions d'euros)

	2002	2001
Groupe Vins et Spiritueux		
1er trimestre	457	384
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	457	384
Groupe Mode et Maroquinerie		
1er trimestre	1 086	891
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	1 086	891
Groupe Parfums et Cosmétiques		
1er trimestre	494	505
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	494	505
Groupe Montres et Joaillerie		
1er trimestre	122	122
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	122	122
Groupe Distribution sélective		
1er trimestre	780	820
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	780	820
Groupe Autres Activités et éliminations		
1er trimestre	16	23
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	16	23
TOTAL CONSOLIDE		
1er trimestre	2 955	2 745
2eme trimestre	-	-
3eme trimestre	-	-
4eme trimestre	-	-
	2 955	2 745

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By: 

Executive Vice President and
Chief Financial Officer

DATED: May 6, 2002